MINISTRY PARTNERS™

June 1, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4561
Washington D.C.  20549

Attention:  Mr. Michael Seaman, Esq.

Re:	Ministry Partners Investment Company, LLC
Registration Statement on Form S-1
File No.: 333-163970

Dear Mr. Seaman:

The undersigned Registrant of the above-captioned issuer, Ministry Partners Investment Company, LLC (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement relating to such issue be accelerated so that the Registration Statement will become effective by Thursday, June 3, 2010 at 2:00 p.m. (Eastern Time), or as soon thereafter as practicable.

We acknowledge to the Commission that:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms the Offering is self-underwritten and no underwriters will be utilized in the Offering.

Very truly yours,

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

/s/Billy M. Dodson
Billy M. Dodson, President

915 W. IMPERIAL HWY., SUITE 120, BREA, CA 92821
(714) 671-5720 • FAX (714) 671-5767
E-MAIL: PARTNERS@ECCU.ORG
TOLL FREE NATIONWIDE (800) 753-6742